UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BLACK GARDENIA CORP.
(Exact name of registrant as specified in its corporate charter)

000-49768
Commission File No.
NEVADA	43-195-4776
(State of Incorporation)	(IRS Employer
Identification No.)

Level 30, Bank of China Tower, 1 Garden Road, Central, Hong Kong
(Address of principal executive offices)

011-852-9836-2643
(Issuer's telephone number)

BLACK GARDENIA CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about February 28, 2006 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of Black Gardenia Corp., a Nevada corporation (the "Company") as of February 28, 2006.

On February 22, 2006, Mr. Harry Miller (the "Seller"), the former majority shareholder, the former chief executive officer, chief financial officer, president, secretary, and treasurer of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Tokay Sequoia Management Company Ltd. (the "Purchaser") and the Company. The Company was a party to the agreement only to extent of certain representation and warranties made about the Company under the Stock Purchase Agreement and related escrow agreement. Under the terms of the Stock Purchase Agreement, Mr. Miller sold to Tokay Sequoia Management Company Ltd., an aggregate of 4,960,000 shares of the common stock of the Company, representing approximately 99.2% of the Company's current outstanding shares of common stock, effective February 24, 2006. The Purchaser paid an aggregate total of $65,600 as full consideration for: the shares; for Mr. Miller providing a release of an aggregate total of $14,628 owed to him by the Company; and certain legal fees of the Company and Mr. Miller. Mr. Miller has agreed to place his remaining 40,000 shares in the Company in an escrow agreement to be released in 4,000 share monthly increments starting on the date the Company's shares are posted for trading on an exchange or quotation system. As a result of the Stock Purchase Agreement, Mr. Miller resigned as resign as chief executive officer, chief financial officer, president, secretary, and treasurer of the Company and appointed Ms. Amy Ng as president, secretary and treasurer of the Company, effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. Mr. Miller also plans to resign as a director of the Company and appoint Ms. Ng as the sole director of the Company. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On February 28, 2006, there were 5,000,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of February 28, 2006, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers

Continued on next page...

and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.
Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Tokay Sequoia Management Company Ltd. Level 30, Bank of China Tower, 1 Garden Road, Central, Hong Kong	4,960,000(2)	99.2%(2)
Common Stock	Amy Ng Level 30, Bank of China Tower, 1 Garden Road, Central, Hong Kong	4,960,000(2)	99.2%(2)
Common Stock	Harry Miller P.O. Box 741, Bellevue, Washington, 98009	40,000(3)	0.08%(3)
Common Stock	All Officers and Directors as a Group (1 person)	5,000,000(3)	100%(3)
Notes:
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of February 28, 2006, there were 5,000,000 shares of our common stock issued and outstanding.

(2)	The shares are held in the name of Tokay Sequoia Management Company Ltd. Ms. Amy Ng is the sole officer and director of Tokay Sequoia Management Company Ltd. These shares were acquired by Tokay Sequoia Management Company Ltd. from Mr. Harry Miller pursuant to a share purchase agreement dated February 22, 2006.

(3)	Mr. Harry Miller will resign as a director ten days from the date of mailing of this Information Statement. Ms. Ng, who was appointed president, secretary and treasurer of the Company on close of the Stock Purchase Agreement will become the sole director of the Company tend days from the date of mailing of this Information Statement.

3. Changes in Control

On February 22, 2006, Mr. Harry Miller (the "Seller"), the former majority shareholder, the former president, secretary, treasurer, and director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Tokay Sequoia Management Company Ltd. (the "Purchaser"). Under the terms of the Stock Purchase Agreement, Mr. Miller sold to Tokay Sequoia Management Company Ltd., an aggregate of 4,960,000 shares of the common stock of the Company, representing approximately 99.2% of the Company's current outstanding shares of common stock, effective February 24, 2006. As a result of the Stock Purchase Agreement, Mr. Miller resigned as chief executive officer, chief financial officer, president, secretary, and treasurer of the Company and appointed Ms. Amy Ng as president, secretary and treasurer of the Company. These changes in officers of the Company were effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. Mr. Miller also plans to resign as a director of the Company and appoint Ms. Ng as the sole director of the Company. The changes to the board of directors of the Company will not be effective until at least ten days after a Schedule 14F Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This date is anticipated to be on or about March 7, 2006.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from Harry Miller to Tokay Sequoia Management Company Ltd., as described in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Mr. Harry Miller will tender a letter of resignation to the Board to resign as director. Mr. Miller resigned as an officer of the Company on February 24, 2006. Ms. Amy Ng has been appointed president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement (February 22, 2006). Ms. Amy Ng will be appointed as a director to be effective ten days after the delivery of this Information Statement to our shareholders.

The following tables set forth information regarding our executive officers and directors prior to the closing of the Stock Purchase Agreement:

Directors:
Name of Director	Age

Harry Miller	71

Executive Officers:

Name	Age	Office(s) Previously Held

Harry Miller	71	Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Harry Miller has been our chief executive officer, chief financial officer, president, secretary, treasurer and our sole director since February 9, 2000. Mr. Miller resigned as our chief executive officer, chief financial officer, president, secretary, and treasurer on February 24, 2006. Mr. Miller has years of experience in starting new enterprises; having spent the last thirty years in forming many companies and providing consulting services to a variety of businesses. Many of these companies were in the medical products and health care industries. Currently he is associated with Eastside Mortgage, LLC. of Bellevue, Washington where he maintains a real estate license and analyzes funding proposals, primarily construction loans for his investment portfolio and that of the principal of the firm. In 1991, Mr. Miller established Solar Health Care of Florida, investing in the Medicaid HMO industry. As CEO of Solar Health Care, he developed its business plan that included leasing office space, preparing and filing the complex application to the state, hiring staff and negotiating the purchase of an existing HMO. During the subsequent five year period, Mr. Miller entered into a contractual arrangement to provide medical care to over 8,000 patients. At the end of his tenure intense competitive pressures caused the company to be wound up. Mr. Miller is also a director and officer of DentalServ.Com, a development stage company focused on providing management software to dental offices. He is the former director and officer of Coronation Acquisition Corp., a former blank check company, now known as Supreme Realty Investments, Inc. ("SRLT.OB") and former director and officer of Medina Coffee, Inc., now known as China Bak Battery Inc. (" CBBT.OB"). Medina Coffee was in the business of espresso carts and cafes.

The following tables set forth information regarding our executive officers and directors after closing this Stock Purchase Agreement. The appointment of Ms. Ng as a director will not be effective until at least ten days after this Information Statement:

Directors:
Name of Director	Age

Amy Ng	42

Executive Officers:

Name	Age	Office(s) Held

Amy Ng	42	President, Secretary, and Treasurer

Set forth below is a brief description of the background and business experience of each of our proposed directors for the past five years.

Ms. Amy Ng was appointed as our president, secretary and treasurer as of February 24, 2006. Ms. Ng is expected to be appointed a director of the Company to take effect ten days from filing a Schedule 14F Information Statement. Ms. Amy Ng is currently the Managing Director and President of Shanghai Success Enterprises Ltd. Ms. Ng has extensive experience in global investments and over 20 years of portfolio management experience. Prior to starting her company, Shanghai Success, she was a Senior Director of Citibank Group in Hong Kong for over 5 years. Prior to joining Citibank Group, she was the Managing Director of Matheson Trust for over 10 years. Matheson Trust is a subsidiary of Jardine Matheson Group, one of the largest conglomerates in Hong Kong with holdings in banking, real estate, airlines, securities and other businesses around out the world.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which the Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of the Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;

  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters;
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

We issued 5,000,000 total shares of common stock to our president, Mr. Miller at a price of $0.001 per share for total consideration of $5,000 effective February 9, 2000. This issuance was made to Mr. Miller, who is a sophisticated individual and was in a position of access to relevant and material information regarding our operations. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and are restricted shares as defined in the Act.

As of February 24, 2005, Mr. Miller has forgiven the loan he had provided the Company which amounted to an aggregate total of $14,628. This amount was forgiven as part of the requirement of the Share Purchase Agreement. This loan was unsecured, due on demand and did not bear interest.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended December 31, 2005 all such filing requirements applicable to our officers and directors were complied with.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 during the last three complete fiscal years.
SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Stock Award(s)	LTIP Payouts
Harry Miller President, CEO and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made during the fiscal year ended December 31, 2005 to our named executive officers or any other parties.

Long-Term Incentive Plans.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors.

No cash compensation was paid to our sole director for his services as a director during the fiscal year ended December 31, 2005 We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except; for the granting, from time to time, of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company, other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.

Employment Contracts and Termination of Employment or Change of Control

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

We do not pay to our directors any compensation for each director serving as a director on our board of directors.
Dated: February 28, 2006	By Order of the Board of Directors
BLACK GARDENIA CORP.

/s/ Amy Ng

Amy Ng
President, Secretary & Treasurer